UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): October 6, 2014 (October 5, 2014)

BECTON, DICKINSON AND COMPANY

(Exact name of registrant as specified in its charter)

New Jersey	001-4802	22-0760120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Becton Drive

Franklin Lakes, New Jersey 07417-1880

(Address of principal executive offices)(Zip Code)

(201) 847-6800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 5, 2014, Becton, Dickinson and Company, a New Jersey corporation (“BD”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CareFusion Corporation, a Delaware corporation (“CareFusion”) and Griffin Sub, Inc., a Delaware corporation and wholly owned subsidiary of BD (“Merger Corp”). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, Merger Corp will merge with and into CareFusion, with CareFusion surviving as a wholly-owned subsidiary of BD (the “Merger”).

In the Merger, each outstanding share of common stock, par value $0.01 per share, of CareFusion (other than shares, if any, held by BD, Merger Corp and CareFusion and the shares with respect to which appraisal rights have been properly demanded in accordance with the Delaware General Corporation Law) will be converted into the right to receive (i) $49.00 in cash, without interest (the “Cash Consideration”) and (ii) 0.0777 of a share of common stock, par value $1.00 per share, of BD (“BD Stock”) ((i) and (ii) together, the “Merger Consideration”).

Completion of the Merger is subject to customary closing conditions, including, among others, (1) the adoption of the Merger Agreement by CareFusion’s stockholders, (2) declaration of the effectiveness by the Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 to be filed with the SEC by BD in connection with the registration of the shares of BD Stock to be issued in the Merger, (3) approval for listing on the New York Stock Exchange of the BD Stock to be issued in the Merger, (4) obtaining antitrust approvals in the United States and Europe, (5) subject to certain exceptions, the accuracy of the representations and warranties of the other party and (6) material compliance by the other party with its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties that expire at the effective time of the Merger, as well as customary covenants, including covenants providing for each of the parties and their subsidiaries to conduct its business in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger, and to use reasonable best efforts to obtain required government approvals and consents, subject to certain exceptions. The Merger Agreement also includes covenants requiring CareFusion (i) not to solicit, initiate, knowingly encourage or take any other action designed to facilitate any inquiries, proposals or offers relating to alternative proposals to acquire CareFusion or, subject to certain exceptions, engage in any discussions or negotiations with respect thereto and (ii) to call and hold a special meeting of CareFusion’s stockholders and, subject to certain exceptions, recommend that CareFusion’s stockholders adopt the Merger Agreement (the “CareFusion Recommendation”).

The Merger Agreement also contains certain termination rights for both BD and CareFusion, and provides that, in connection with a termination of the Merger Agreement under specified circumstances, including a change in the CareFusion Recommendation or a termination of the Merger Agreement by CareFusion to enter into a definitive agreement for a “Superior Proposal” (as defined in the Merger Agreement), CareFusion will be required to pay BD a cash termination fee of $367 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about BD, CareFusion, Merger Corp or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by BD and Merger Corp, on the one hand, and by CareFusion, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between BD and Merger Corp, on the one hand, and CareFusion, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about BD or CareFusion at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BD’s or CareFusion’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, BD, CareFusion, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S–4 that will include a proxy statement of CareFusion and a prospectus of BD, as well as in the Forms 10–K, Forms 10–Q and other filings that each of BD and CareFusion make with the SEC.

Financing the Merger

BD plans to finance the Cash Consideration portion of the Merger Consideration using $1.4 billion of cash on hand at BD and CareFusion as well as $9.1 billion in proceeds from the issuance of senior unsecured notes by BD (the “Notes”). In the event that BD is unable to issue the Notes on or prior to the closing of the Merger, BD has obtained financing commitments to provide $9.1 billion aggregate principal amount in unsecured 364-day bridge loans (the “Bridge Facility”) to fund the Cash Consideration, as necessary, pursuant to a commitment letter (the “Commitment Letter”) entered into on October 5, 2014, among BD, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including (i) execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms sets forth in the Commitment Letter; (ii) consummation of the Merger in accordance with the Merger Agreement; and (iii) prior marketing period for the Notes.

The foregoing description of the Commitment Letter and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Commitment Letter, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated herein by reference.

Item 8.01	Other Events.

On October 5, 2014, BD and CareFusion issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 6, 2014, BD and CareFusion will conduct a live conference call and webcast to provide supplemental information regarding the Merger at 8:00 a.m. (ET) for investors and analysts. The telephone number for the call is 800-938-0653 for participants in the U.S., and the telephone number for international participants is 404-665-9455. The conference ID code is 16089829. The webcast of the conference call, along with related slides, will be accessible through BD’s website at www.bd.com/investors and will be available for replay through the close of business on October 13, 2014. A recorded version of the call will also be available for replay until the close of business on October 13, 2014, and may be accessed at 800-585-8367 (domestic) or 404-537-3406 (international). The slides (the “Investor Presentation”) that will be made available in connection with this conference call are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

On October 5, 2014, BD made a letter available to its employees, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On October 5, 2014, BD made an announcement available to its employees, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On October 5, 2014, BD made a letter available to its customers (the “Customer Letter”). A copy of the Customer Letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On October 5, 2014, BD made a letter available to its suppliers (the “Supplier Letter”). A copy of the Customer Letter is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On October 5, 2014, BD made available a fact sheet regarding BD and CareFusion (the “Fact Sheet”). A copy of the Fact Sheet is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

On October 5, 2014, BD posted the following items on the website that is being maintained at www.bdcarefusion.transactionannouncement.com, or as otherwise made available, in connection with the Merger:

•	Press Release; and

•	Fact Sheet.

On October 6, 2014, BD will post the Investor Presentation to the website that is being maintained at www.bdcarefusion.transactionannouncement.com, in connection with the Merger.

*****

Forward-Looking Statements

This Current Report on Form 8-K contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 5, 2014, among CareFusion Corporation, Becton, Dickinson and Company and Griffin Sub, Inc.

10.1	Commitment Letter

99.1	Joint Press Release, dated October 5, 2014

99.2	Investor Presentation, dated October 6, 2014

99.3	Letter to Employees, dated October 5, 2014

99.4	Announcement to Employees, dated October 5, 2014

99.5	Letter to Customers, dated October 5, 2014

99.6	Letter to Suppliers, dated October 5, 2014

99.7	Fact Sheet, dated October 5, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BECTON, DICKINSON AND COMPANY
(Registrant)

By:	/s/ Gary DeFazio
Name:	Gary DeFazio
Title:	Vice President and Corporate Secretary

Date: October 6, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 5, 2014, among CareFusion Corporation, Becton, Dickinson and Company and Griffin Sub, Inc.

10.1	Commitment Letter

99.1	Joint Press Release, dated October 5, 2014

99.2	Investor Presentation, dated October 6, 2014

99.3	Letter to Employees, dated October 5, 2014

99.4	Announcement to Employees, dated October 5, 2014

99.5	Letter to Customers, dated October 5, 2014

99.6	Letter to Suppliers, dated October 5, 2014

99.7	Fact Sheet, dated October 5, 2014